SubItem 77M: Reorganization

On August 15, 2008, Genesis acquired all of the net assets of Neuberger Berman
Fasciano Fund (Fasciano) pursuant to a
Plan of Reorganization and Dissolution approved by Fasciano shareholders. The merger was accomplished by a taxfree exchange of 7,700,868 shares of the Investor Class of Genesis (valued at $270,161,608) for the 7,608,283 shares of the Investor Class of Fasciano outstanding on August 15, 2008 and the 462,573 shares of the Advisor Class of Genesis (valued at $13,574,657) for the 1,451,583 shares of the Advisor Class of Fasciano outstanding on August 15, 2008.
Fascianos aggregate net assets at that
date ($283,736,235, including $66,024,106 of net
unrealized appreciation) were combined
with those of Genesis. The combined net assets of Genesis immediately after the merger were $12,591,585,945.


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